

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2013

Mr. Brian L. Klemsz
Chief Executive Officer and President
WestMountain Alternative Energy, Inc.
123 North College Ave, Ste 200
Fort Collins, Colorado 80524

> **Re:** **WestMountain Alternative Energy, Inc.**
> **Form 10-K for the year ended December 31, 2012**
> **Filed on February 27, 2013**
> **File No. 000-53029**

Dear Mr. Klemsz:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition…, page 15

Results of Operations, page 16

1. We note your disclosure that revenues are reduced by both realized and unrealized losses. Please clarify your disclosures in future filings to explain your accounting for both realized and unrealized losses.

2. In future filings please enhance your Results of Operations discussion to include the factors that caused significant changes to occur.

3. In future filings please enhance your Liquidity and Capital Resources discussion to include the factors that caused significant changes in your sources and uses of cash.

Financial Statements

Report of Independent Registered Accounting Firm, page 20

4. Please amend your filing to include an audit report that references the appropriate date. Specifically, we note the current audit opinion is dated after the date your Form 10-K was filed.

Notes to the Financial Statements, page 25

5. Please amend your filing, to remove the reference that your Notes to the Financial Statements are unaudited.

Form 10-Q

Financial Statements

1.Nature of Organization and Summary of Significant Accounting Policies, page 6

Cash and Cash Equivalents, page 6

6. We note that the company considers all highly liquid investments with original maturities of six months or less when acquired to be cash and cash equivalents. Please tell us how this policy complies with the definition of cash and cash equivalents outlined in Topic ASC 305-10.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Shannon Sobotka at (202) 551-3856 or the undersigned at (202) 551-3629 if you have questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief